Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: June 6, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

The following was posted on AMEC’s intranet (AMECnet) on June 6, 2014:

2

I explained previously how the new combined business of AMEC and Foster Wheeler should feel different. This week I would like to share with you some more details on how we expect the organisation to be structured.

Before I do so, however, I want to mention my successful visit to our offices in Santiago, Chile. There I met with various project teams, and had a presentation to managers during which I shared my vision for the future. In my internal discussions, collaboration was one of the main topics; I can see collaboration within AMEC has started getting traction, and I must mention, for example, the work share this office does with Calgary, Canada on the Kearl and CNRL projects. However, we are still a long way from a consistent approach. Collaboration can transform business and can be one of the catalysts to help us achieve the desired growth, so critical to our success. We need to utilise the available resources and skills in AMEC to be able to cross-sell our services to our customers and increase our market share.

Did you know Foster Wheeler is conveniently located in the same building as AMEC in Santiago? If the deal goes ahead, it will be really a smooth transition and collaboration will be easy to achieve from the start. I used the opportunity and arranged a meeting with the President of Minerals and Metals (Dave Lawson) of Foster Wheeler. Naturally we were mindful of the legal constraints during our discussion, but were able to share views on the current economic situation and got to know each other.

I also had the opportunity to meet several of AMEC’s customers, such as Codelco, Capstone, Samsung C&T, BHP Billiton, AngloAmerican, Glencore and Mitsui. With the objective of strengthening government relations, I visited the British Chamber of Commerce and met the UK Ambassador to Chile, and the Minister of the Environment (see photo below).

It was a very productive visit. Next week I look forward to engaging with Foster Wheeler in the UK. I will give a keynote speech to about 70 leaders followed by a Q&A session which will provide a platform for connecting with the possible future teams and building relationships.

I hope you read the latest operating model work stream update LINK (from 23 May, filed) which alluded to the fact that we are now exploring options not only about the future structure but also about the approach to operate and do business. I can now share with you some high level outcomes of these discussions. In terms of the new structure, our business units will continue to be geographically based although they will be divided in a slightly different way and we will add the Global Power Group (GPG) to them as an additional unit. The four business units will be:

•                  Americas

•                  Northern Europe & CIS

•                  Southern Europe & AMEA

•                  GPG

Our four key markets will stay the same (oil & gas, mining, clean energy and environment & infrastructure), each of them comprising many sectors. Each market will continue to operate across all business units.

However, and that is where you will find major changes, our proposed operating model will have a new, enhanced and prominent role for Strategy and Business Development, which will provide support across all business units. Why do we want to put this in place? It is necessary as the core process through which we identify opportunities, acquire work, deliver projects and provide assurance will change dramatically. Let me tell you how.

In the new structure there will be a stronger role for business development in coordinating our approach to prospects. As part of that, we will also develop the execution philosophy (how we plan to resource and deliver the work) much earlier than today. In acquiring new work, we will focus on really understanding how we will deliver the work as we prepare our tenders and tailor the approach to our customers’ needs. In addition, we will collaborate across regions to apply the best thinking from the entire business. How will we deliver excellence? Through a joined-up approach, i.e. through Centres of Excellence, we will be able to deploy the right skills to the best opportunities globally and balance supply and demand. And we need to build on our strong assurance record in AMEC and Foster Wheeler which will translate into driving increased customer satisfaction across the so-called ‘customer journey’.

The new model basically represents a renewed focus on all that matters to us: excellent delivery, customer relations, opportunities for and development of our people, HSSE, growth aspirations, and it is only the start of the operating model redesign work. In fact, the model is broader than just an organisational structure and also includes defining accountabilities and key processes, designing the governance process to manage the new combined business and establishing the ways of working. So there will be significant further work to be done and we will keep sharing with you as much as we can.

Samir Brikho